Exhibit 11

CREATIVE COMPUTER APPLICATIONS, INC.

COMPUTATION OF EARNINGS PER COMMON SHARE

	Four Months Ended December 30,
	2004	2003

AVERAGE MARKET PRICE PER SHARE	$1.91	$1.89

NET LOSS	$(264,127)	$(485,880)

Basic weighted average number of common shares outstanding	3,319,650	3,318,900

Dilutive effect of stock options	—	—

Diluted weighted average number of common shares outstanding	3,319,650	3,318,900

Basic loss per share	$(.08)	$(.15)

Diluted loss per share	$(.08)	$(.15)

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